SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TRINITY INDUSTRIES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

896522109 (CUSIP Number)

DECEMBER 31, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896522109

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): TI Investments, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5) Sole Voting Power: 2,671,415 6) Shared Voting Power: 0 7) Sole Dispositive Power: 2,671,415 8) Shared Dispositive Power: 0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,671,415
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
11)	Percent of Class Represented by Amount in Row (9): 5.3%
12)	Type of Reporting Person (See Instructions): OO

CUSIP No. 896522109

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Veltron Management Ltd.
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization: Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	5) Sole Voting Power: 2,671,415 6) Shared Voting Power: 0 7) Sole Dispositive Power: 2,671,415 8) Shared Dispositive Power: 0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,671,415
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
11)	Percent of Class Represented by Amount in Row (9): 5.3%
12)	Type of Reporting Person (See Instructions): CO

CUSIP No. 896522109

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Dino Investments LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5) Sole Voting Power: 25,000 6) Shared Voting Power: 0 7) Sole Dispositive Power: 25,000 8) Shared Dispositive Power: 0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,000
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
11)	Percent of Class Represented by Amount in Row (9): 0.05%
12)	Type of Reporting Person (See Instructions): OO

CUSIP No. 896522109

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Danburry International Ltd.
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization: Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	5) Sole Voting Power: 25,000 6) Shared Voting Power: 0 7) Sole Dispositive Power: 25,000 8) Shared Dispositive Power: 0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,000
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
11)	Percent of Class Represented by Amount in Row (9): 0.05%
12)	Type of Reporting Person (See Instructions): CO

CUSIP No. 896522109

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Echo Limited
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization: Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	5) Sole Voting Power: 2,696,415 6) Shared Voting Power: 0 7) Sole Dispositive Power: 2,696,415 8) Shared Dispositive Power: 0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,696,415
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
11)	Percent of Class Represented by Amount in Row (9): 5.4%
12)	Type of Reporting Person (See Instructions): HC

The information contained in this Schedule 13G is as of the date hereof, unless otherwise expressly provided herein.

Item 1	(a).	Name of Issuer: Trinity Industries, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices: 2525 Stemmons Freeway, Dallas, Texas 75207.

Item 2	(a).	Name of Persons Filing: TI Investments, LLC (“TI”), Veltron Management Ltd. (“Veltron”), Dino Investments LLC (“Dino), Danburry International Ltd. (“Danburry”) and Echo Limited (“Echo”).

Item 2	(b).

Address of Principal Business Office or, if none, Residence:

TI: 2550 Middle Road, Suite 603, Bettendorf, Iowa 52722.

Veltron: 2nd Floor, Le Prince de Galles, 3-5 Avenue des Citronniers, MC 98000, Monaco.

Dino: 2550 Middle Road, Suite 603, Bettendorf, Iowa 52722.

Danburry: 2nd Floor, Le Prince de Galles, 3-5 Avenue des Citronniers, MC 98000, Monaco.

Echo: 37 Athol Street, Douglas, Isle of Man.

Item 2	(c).	Citizenship: TI: State of Delaware. Veltron: Bahamas. Dino: State of Delaware. Danburry: Bahamas. Echo: Isle of Man.

Item 2	(d).	Title of Class of Securities: Common Stock.

Item 2	(e).	CUSIP Number: 896522109.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940; or

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.

Ownership:

Each of TI, Veltron and Echo is the beneficial owner of 600 shares of the Issuer’s Series B Redeemable Convertible Preferred Stock (the “Convertible Preferred Stock”). The Convertible Preferred Stock is currently convertible into 2,671,415 shares of Common Stock, representing 5.3% of the outstanding shares of Common Stock. Each of TI, Veltron and Echo has the sole power to vote and dispose of the Convertible Preferred Stock and all of such shares of Common Stock; provided, however, that each Reporting Person is currently required to vote the Convertible Preferred Stock (and such shares of Common Stock issued upon conversion of the Convertible Preferred Stock) in accordance with the recommendations or direction of the Board of Directors of the Issuer. Each of Dino and Danburry disclaims beneficial ownership of the Convertible Preferred Stock and such shares of Common Stock.

Each of Dino, Danburry and Echo is the beneficial owner of 25,000 shares of Common Stock, representing 0.05% of the outstanding shares of Common Stock. Each of Dino, Danburry and Echo has the sole power to vote and dispose of all of such shares of Common Stock. Each of TI and Veltron disclaims beneficial ownership of such shares of Common Stock.

Echo controls TI, Veltron, Dino and Danburry, and, therefore, is the beneficial owner of (i) the 2,671,415 shares of Common Stock into which the Convertible Preferred Stock is convertible, plus (ii) the additional 25,000 shares of Common Stock described in the immediately preceding paragraph, for a combined total of 2,696,415 shares of Common Stock, representing 5.4% of the outstanding shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class: Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: See Item 2 above.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.

Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005	TI INVESTMENTS, LLC

	By:	/s/ David L. Widener
	Name:	David L. Widener
	Title:	President

Dated: February 14, 2005	VELTRON MANAGEMENT LTD.

	By:	/s/ Raymond Long Sing Tang
	Name:	Raymond Long Sing Tang
	Title:	Authorized Signatory

Dated: February 14, 2005	DINO INVESTMENTS LLC

	By:	/s/ David L. Widener
	Name:	David L. Widener
	Title:	President

Dated: February 14, 2005	DANBURRY INTERNATIONAL LTD.

	By:	/s/ Lars Sorensen
	Name:	Lars Sorensen
	Title:	Authorized Signatory

Dated: February 14, 2005	ECHO LIMITED

	By:	/s/ Ho Tuen Yee
	Name:	Ho Tuen Yee
	Title:	Director